UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42376

HUHUTECH International Group Inc.

3-1208 Tiananzhihui Compound
228 Linghu Road
Xinwu District, Wuxi City, Jiangsu Province
People’s Republic of China 214135

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On October 23, 2024, HUHUTECH International Group Inc. (the “Company”) closed the initial public offering (the “IPO” or the “Offering”) of its 1,050,000 ordinary shares, par value US$$0.0000025 (the “Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-270958), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2023 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the SEC on September 30, 2024. The Shares were priced at $4.00 per share, and the IPO was conducted on a firm commitment basis. The Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “HUHU” on October 22, 2024.

In connection with the IPO, the Company entered into an underwriting agreement, dated October 21, 2024 (the “Underwriting Agreement”), with Craft Capital Management LLC (the “Representative”), a copy of which is attached as Exhibit 1.1 hereto and incorporated herein by reference. The foregoing summaries of the terms of the Underwriting Agreement are subject to, and qualified in their entirety by, such documents.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. In addition, pursuant to the terms of the Underwriting Agreement and related “lock-up” agreements, the Company (for a period of 180 after the date of the final prospectus relating to the IPO), and each director, executive officer, and owner of at least 5% of the Company’s outstanding Shares (or securities convertible or exercisable into Shares) of the Company (for a period of 180 days after the date of the final prospectus relating to the IPO), have agreed, subject to customary exceptions, not to sell, transfer or otherwise dispose of securities of the Company, without the prior written consent of the Representative.

On October 23, 2024, the Company also issued to the underwriters and their affiliates warrants to purchase up to an aggregate of 52,500 Shares, a copy of the form of warrant is attached as Exhibit 4.1 hereto and incorporated herein by reference.

The net proceeds to the Company from the IPO, after deducting the underwriting discount, the underwriters’ fees and expenses, and the Company’s estimated offering expenses, are expected to be approximately $2.4 million.

On October 21, 2024, the Company issued a press release announcing the pricing of the IPO. On October 23, 2024, the Company issued a press release announcing the closing of the IPO. Copies of these press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit No.	Description
1.1	Underwriting Agreement dated October 21, 2024, by and between the Company and the Representative
4.1	Form of Warrant
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUHUTECH International Group Inc.

Date: October 23, 2024	By:	/s/ Yujun Xiao
	Name:	Yujun Xiao
	Title:	Chief Executive Officer

2